EXHIBIT 99.3


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                        TELEMIG CELULAR PARTICIPACOES S.A
                                  Open Company

           CNPJ/MF (Corporate Taxpayer Registry) - 02.558.118/0001-65


             MANAGEMENT'S PROPOSAL FOR CAPITAL INCREASE BY MEANS OF
                           CAPITALIZATION OF RESERVES


1 - The Capitalization Proposal as to the tax benefit share resulting from the year 2002's premium.

Considering that the Management of the Company named Telemig Celular Participacoes S.A, ("Company"), acknowledged as amortization expenses, for accounting and fiscal purposes, for the fiscal year ended on December 31st 2002, the amount of R$ 63,677,244.00 (sixty three million, six hundred and seventy seven thousand, two hundred and forty four reais) from the deferred assets which have been recorded and are related to the premium, and in compliance with the Protocol of Incorporation of the business corporation named "27 de Agosto Participacoes S.A", the Management proposes capital increase in the amount of R$ 19,585,596.27 (nineteen million, five hundred and eighty five thousand, five hundred and ninety six reais and twenty seven cents), by means of the capitalization of part of the credit owned by the main stockholder before the Company in accordance with the structure of the Special Premium Reserve. The afore-mentioned value corresponds to the effective tax benefit profited by the Company due to the amortization of the deferred assets in the period ended at December 31 2002.

Notwithstanding, new common stocks as well as new preferential classes shall be issued at the cost of issuance corresponding to the daily average of closing prices at BOVESPA, being weighted by the respective amounts negotiated regarding to the period corresponding to 60 (sixty) days immediately prior to the date of The Shareholders' General Meeting to be held in order to decide on the capital increase, adjusted by premium or negative premium, to unify the average quotation from that period up to the present market value as a way of eliminating the effects due to variation in the Company's stock prices.

In respect of the mentioned shares as agreed upon The Protocol of Incorporation, the shareholder named TELPART PARTICIPACOES S.A shall assure the other shareholders at the Company to be entitled to preferential subscription right which has to be exerted within 30 days from the publication of the relevant Notice to Shareholders, pursuant to the first paragraph of article 171 Law No. 6404/76 and


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shareholders shall be entitled to subscribing those stocks of class and kind of which they are holders.

The amounts received from shareholders, who are entitled to the preferential subscription right and have effectively exerted such a right, shall be handed to the shareholder named TELPART PARTICIPACOES S.A, according to the terms of the second paragraph, from article 171 ruled by the Law Number 6.404/76.

2 - Capitalization Proposal as to the premium share in respect of the year 1999:

Considering that, from the deferred assets which has been recorded and is related to the premium, the Company acknowledged as amortization expenses, for accounting and fiscal purposes, in the fiscal year ended on December 31 1999, the amount of R$ 5,306,437.00 (five million, three hundred and six thousand, four hundred and thirty seven reais), and, also considering the terms of The Protocol of Incorporation of the business corporation named "27 de Agosto Participacoes S.A" thereof, thus, the Shareholders' General Meeting approved the capital increase in the amount of R$ 1,963,381.69 (one million, nine hundred and sixty three thousand, three hundred and eighty one reais and sixty nine cents), on the tenth of April of the year 2000, by means of the capitalization of the credit owned by the main stockholder before the Company in accordance with the structure of the Special Premium Reserve. The afore-mentioned value corresponded to the effective tax benefit profited by the Company due to the amortization of the deferred assets in the period ended on December 31 1999.

The afore-mentioned Protocol of Incorporation also provided that the remaining portion of the balance existing in 1999, that is, R$ 3,343,055.31 (three million, three hundred and forty three thousand, fifty five reais and thirty one cents), which did not correspond to the effective tax benefit, would be capitalized on behalf of all Company's shareholders, by means of the issuance of a new kind of preferential classes.
However, due to the CVM (Security Exchange Commission) Instruction number 349/2001, which altered the CVM Instruction number 319/99, establishing, for the fiscal year of 2000 and thereafter, new rules as regards the recording of premium, such a procedure has turned to be impossible for the Company to comply with.

In order to resolve those matters and to be in accordance with the CVM Instruction number 349/2001, the Management proposes the capital increase, without the issuance of shares, in the amount of R$ 3,343,055.31 (three million, three hundred and forty three thousand fifty five reais and thirty one cents), by means of the capitalization of part of the balance regarding the Special Premium Reserve, in the amount of R$ 3,343,055.31 (three million, three hundred and forty three thousand, fifty five reais and thirty one cents).


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3 - Proposal for Capitalization of Reserve

The Company's Management, pursuant to article 199 of Law 6.404/76, proposes to the Shareholders' General Meeting the capital increase, without the issuance of shares, in the amount of R$ 9,883,874.93 (nine million, eight hundred and eighty three thousand, eight hundred and seventy four reais and ninety three cents), by means of capitalization of part of the balance regarding the Retained Earnings in the amount of R$ 9,883,874.93 (nine million, eight hundred and eighty three thousand, eight hundred and seventy four reais and ninety three cents), as follows:


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   Description          Balance        Capitalization   Capitalization      Adjusted     Capitalization      Balances
                      on 12/31/02     Benefit Premium  Share of Premium     Balances    art. 199 of Law        after
                                       2002 (Item 1)     1999 (Item 2)                   6404 (Item 3)    Capitalization
------------------------------------------------------------------------------------------------------------------------

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Legal Reserve
                       18.943.435,50                                     18.943.435,50                     18.943.435,50

Retained Earnings
                      253.966.894,72                                    253.966.894,72   (9.883.874,93)   244.083.019,79
------------------------------------------------------------------------------------------------------------------------

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Profits Reserve
  total amount        272.910.330,22                                    272.910.330,22   (9.883.874,93)   263.026.455,29
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Share Capital
                      230.227.473,49    19.585.596,27    3.343.055,31   253.156.125,07    9.883.874,93    263.040.000,00
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  The Exceeding
Portion of Share                                                         19.754.205,15
     Capital
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


As a result of the aforementioned capitalization, together with the Proposals of Capitalization of the tax benefit share in respect of the year 2002's premium (item 1) and of the premium share in the year of 1999 (item 2, the Company's share capital which is subscribed and fully paid will go from R$ 230,227,473.49 (two hundred thirty million, two hundred twenty seven thousand, four hundred seventy three reais and forty nine cents) to R$263.040.000,00 (two hundred sixty three million, and forty thousand reais).


Brasilia-DF, February 10th    2.003


Arthur Joaquim de Carvalho
Administrative Board Chairman